UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DRAPER OAKWOOD TECHNOLOGY ACQUISITION, INC.
 (Name of Issuer)

Class A common stock, par value $0.0001 per share
 (Title of Class of Securities)

26146L103
 (CUSIP Number)

August 17, 2018
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]            Rule 13d-1(b)

[ X ]            Rule 13d-1(c)

[   ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of Pages
Exhibit Index: Page 11

SCHEDULE 13G

CUSIP No. 26146L103		Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BASSO SPAC FUND LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
312,138

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
312,138

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
312,138

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G

CUSIP No. 26146L103		Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BASSO MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
312,138

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
312,138

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
312,138

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G

CUSIP No. 26146L103		Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BASSO CAPITAL MANAGEMENT, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
312,138

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
312,138

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
312,138

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

SCHEDULE 13G

CUSIP No. 26146L103		Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BASSO GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
312,138

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
312,138

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
312,138

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

SCHEDULE 13G

CUSIP No. 26146L103		Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD I. FISCHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
312,138

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
312,138

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
312,138

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G

Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Draper Oakwood Technology Acquisition, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o Draper Oakwood Investments, LLC, 55 East 3rd Ave., San Mateo, CA 94401

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Basso SPAC Fund LLC (“Basso SPAC”);
ii)	Basso Management, LLC (“Basso Management”);
iii)	Basso Capital Management, L.P. (“BCM”);
iv)	Basso GP, LLC (“Basso GP”); and
v)	Howard I. Fischer (“Mr. Fischer”).

This Statement relates to Shares (as defined herein) directly beneficially owned by Basso SPAC.  Basso Management is the manager of Basso SPAC.  BCM serves as the investment manager of Basso SPAC.  Basso GP is the general partner of BCM.  Mr. Fischer is the sole portfolio manager for Basso SPAC, the Chief Executive Officer and a founding managing partner of BCM, and a member of each of Basso Management and Basso GP.  Accordingly, each of Basso Management, BCM, Basso GP and Mr. Fischer may be deemed to indirectly beneficially own the Shares reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1266 East Main, Street, Fourth Floor, Stamford, Connecticut 06902.

Item 2(c).	Citizenship:

Each of Basso SPAC, Basso Management, and Basso GP is a Delaware limited liability company.  BCM is a Delaware limited partnership.  Mr. Fischer is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

26146L103

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

This Item 3 is not applicable.

SCHEDULE 13G

Page 8 of 12 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of August 23, 2018, each of the Reporting Persons may be deemed the beneficial owner of 312,138 Shares.  This amount consists of (i) 261,838 Shares, and (ii) 50,300 Shares underlying units (“Unit”).  This amount excludes the rights to receive one-tenth (1/10) of one Share (“Rights”) and warrants to purchase Shares (“Warrants”) underlying the Units and held directly by the Reporting Persons, because the Reporting Persons do not have the right to acquire the Shares underlying the Rights or Warrants within 60 days.

Item 4(b)	Percent of Class:

As of August 23, 2018, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.1% of Shares outstanding.  (There were 6,137,500 Shares outstanding as of August 7, 2018, according to the Issuer’s quarterly report on Form 10-Q, filed August 8, 2018.)

When calculated as a percentage of the aggregate number of shares of Class A common stock and Class F common stock, the Reporting Persons’ percentage ownership is approximately 4.1%.  There were 1,437,500 shares of Class F common stock outstanding as of August 7, 2018, according to the Issuer’s quarterly report on Form 10-Q, filed August 8, 2018.  The Class A common stock and Class F common stock each have one vote per share.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	312,138
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	312,138

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

SCHEDULE 13G

Page 9 of 12 Pages

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BASSO SPAC FUND LLC

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Authorized Signatory

BASSO MANAGEMENT, LLC

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Member

BASSO CAPITAL MANAGEMENT, L.P.

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Chief Executive Officer & Managing Partner

BASSO GP, LLC

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Member

HOWARD I. FISCHER

/s/ Howard I. Fischer

August 24, 2018

Page 11 of 12 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	12

Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of Draper Oakwood Technology Acquisition, Inc. dated as of August 27, 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BASSO SPAC FUND LLC

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Authorized Signatory

BASSO MANAGEMENT, LLC

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Member

BASSO CAPITAL MANAGEMENT, L.P.

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Chief Executive Officer & Managing Partner

BASSO GP, LLC

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Member

HOWARD I. FISCHER

/s/ Howard I. Fischer

August 24, 2018